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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of February 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated February 14, 2001 re China PTIC Selects RADVISION's V2oIP(TM) Technology for Carrier-Class VoIP Solution.


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                                                                          ITEM 1

RADVISION


Contact:
                                                             Jody Burfening
  Sandra Fathi                 David Seligman                Sanjay Hurry
  Dir. Corp. Communications    CFO                           Investor Relations
  RADVISION, Inc.              RADVISION, Ltd.               LHA
  Tel: 201.529.4300, x301      Tel: +972.3.645.5446          Tel: 212.838.3777
  sfathi@RADVISION.com         Seligman@tlv.RADVISION.com    jbs@lhai.com


             China PTIC Selects RADVISION's V2oIP(TM) Technology for
                           Carrier-Class VoIP Solution
   RADVISION'S H.323 ENABLING TECHNOLOGY TO BE INTEGRATED INTO PTIC'S NEW VOIP
                                    GATEWAY

Mahwah, New Jersey, February 14, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced that China PTIC, China's largest telecommunications manufacturer, is integrating RADVISION's
H.323 enabling technology into its new Voice over IP (VoIP) Gateway.

PTIC is embedding RADVISION's award-winning H.323 software in its VoIP card, which provides a hardware platform for its VoIP Gateway. The VoIP card concurrently transfers multiple voice signals between two media networks. The project is based on carrier and enterprise-class requirements to provide gateway equipment with high capacity and reliability.

"Integrating RADVISION's industry proven technology into our VoIP Gateway enables us to provide our customers with higher performance and lower costs," says Mr. Feng Haijiang, general manager of PTIC's system development division. "PTIC licensed RADVISION's H.323 Protocol Toolkit because of its high level of interoperability, rich feature set and its robust, market proven reliability."

"RADVISION sees tremendous opportunities in the Asia-Pacific region as companies rapidly deploy advanced IP communications infrastructure," says Ami Amir, CEO of RADVISION. "PTIC's choice of RADVISION's technology is a significant step in establishing a leadership position in the Chinese market for our company."

RADVISION's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 Protocol Toolkit consists of H.225 RAS, RTP/RTCP and Q.931 Call Signaling. RADVISION also offers optional modules for H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVISION H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.



                                     more...

About PTIC

PTIC (China PTIC Information Industry Corporation) is directly under the leadership of the central government. With 22 billion RMB assets, PTIC is authorized with the rights for full-range import and export and examination and approval of overseas business trips. PTIC is a telecom-manufacturing corporation focusing on R&D, international trade, operation and production of complete systems for telecom equipment. According to the British magazine, Communications Week, PTIC was ranked twentieth within the world's 50 top telecom vendors in 1998. In 1999, PTIC maintained 25% of its annual growth rate, with its revenue reaching 31 billion yuan. PTIC hopes to have reached 40 billion RMB yuan in revenues for the year 2000. For more information, please visit our website at: http://www.ptic.com.cn/.

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.RADVISION.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, viaIP, and OnLAN are trade names, trademarks and or service marks of RADVISION Ltd. All other trade names, trademarks, and/or service marks appearing herein are owned by their respective holders.






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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: February 16, 2001